June 2, 2011

Via EDGAR

Lisa Kohl

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Kohl:

Re:    Lyons Liquors Inc. (the “Company”)
          Registration Statement on Form S-1
          Filed May, 2011
          File No. 333-171148

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

Please update your financial information for the most recently completed quarter ended March 31, 2011

ANSWER:  Our financial statements have been updated for the quarter ended March 31, 2011.

2.

We note your response to comment two in our letter dated April 22, 2011.  As previously requested, please provide a specific business plan for the next 12 month.  Within this business plan, please include a timeline detailing when you anticipate applying for regulatory approval for any stores(s) you intend to open, when you anticipate a lease for your first retail store, and when you anticipate opening your first retail store.  If you have not identified when any of these events may occur, please state this fact clearly in the filing.  We also note your statement that one of your brand development activities is “marketing (your) brand with partners.”  Please revise your disclosure to clarify whether you currently have any partners.

ANSWER:  We have added the following disclosure:

We are currently a development stage company which means that we dedicate a majority of our time towards activities required to keep developing our business plan.  We are currently engaging in corporate compliance activities, brand development, capital formation and real estate outlook.  Corporate Compliance activities include managing corporate minutes, supporting our attorneys with documentation required for public filings, supporting all accounting and audit document requirements, managing compliance issues and documentation support.  Brand Development activities entail, marketing our brand with partners, developing a channel sales program or channel partner program, to participate with other industry leaders for branding opportunities.  Currently we have yet to engage in any brand development agreements or partnerships with any such companies to promote our brand.  We currently have not identified any partners for this specific purpose.  As well as exploring opportunities that entail co-branding and marketing in advertising and trade show events.  Capital Formation activities entail the proposed development of exploring the possibilities of how to raise capital to open our first store location.  Syndicated opportunities, investment opportunities and exploring public market capital avenues.  Real Estate outlook activities entail us scouting and reviewing possible store locations, demographic studies, research reports on localities, retail driven areas, exploring and discussing with commercial real estate brokers on possible opportunities for shuttered stores, new stores, new construction, and existing options.  Specifically, we will partner with commercial real estate companies to assist in sourcing open store locations, new construction, auctioned sites, shuttered stores, and development opportunities with retail store developers.

We will require additional financing outside of this offering to open a store or more than one store.  At this time we do not have a timeline or have not identified such an event timeline as to when we will apply for licensure, commence operations as a single store or several stores.  We have not identified a timeline as to when we anticipate signing our first lease to open our first store.  The offering proceeds, even at 100%, will not be adequate to open any single store at this time and we will need to raise additional capital.  There is no assurance that we can and will be successful in raising any additional capital or necessary capital to open a single store.  At this time there is no specific timeline but we may engage in capital raising activities in 2011 for such specific purposes.  If we are not able to obtain such funding, raise additional capital to meet the requirements of opening a storefront, then our business may fail due to a lack of funding to commence operations and thus investors could lose their entire investment if our business plan is unsuccessful.

Prospectus Summary, page 5

The Offering, page 5

3.

We note your response to comment three in our letter dated April 22, 2011.  Under the headings “Offering Price” and “Terms of the Offering,” please also include the offering price of the shares issued as part of your primary offering.  Under the heading “Termination of the Offering,” please clarify that the selling shareholders are offering 1,000,000 shares, not 1,160,000 shares, and also disclose that your primary offering will  be open for 180 days, unless extended by your board of directors for a period of 90 days.

ANSWER: We have included the requested disclosures.

Description of Business, page 17

4.

We note your response to comment seven in our letter dated April 22, 2011.  As previously requested, please disclose whether Georgia, Kansas and South Carolina are open or control states.

ANSWER:  We have added the following disclosure:

Georgia, Kansas and South Carolina are not control States.  To obtain a list of all sates that are control states please visit the National Association Representing the Control State Systems (NABCA) at their official website:  http://www.nabca.org/States/States.aspx#.

Market for Common Equity and Related Stockholder Matters, page 21

OTC Bulletin Board Qualification for Quotation, page, 22

5.

We note your response to comment 13 in our letter dated April 22, 2011.  Please revise your disclosure in this section of your filing to reflect that you have 10,100,000 shares held by affiliates and 60,000 shares held by non-affiliates, as you indicate in your response to our comment.

ANSWER:  We have made the requested revisions.

Plan of Operations, page 22

Cash Requirements.  Page 23

6.

We note your response to comment 15 in our letter dated April 22, 2011.  Please provide an estimate as to how long you can sustain minimum operations without obtaining additional funding.

ANSWER:  We have made the requested disclosures.

Please contact me if you have any further questions.

Yours truly,

LYONS LIQUORS INC.

Per: /s/ Shefali Vibhakar

Shefali Vibhakar

President & C.E.O.